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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ACXIOM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   005125109
                                 (CUSIP Number)

                                DECEMBER 31, 1999
             (Date of Event Which Requires Filing of this Statement)


        CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
                                SCHEDULE IS FILED:

                                [X] RULE 13d-1(b)
                                [ ] RULE 13d-1(c)
                                [ ] RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 005125109                 13G

1.       NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
         Person)

         Waddell & Reed Investment Management Company  Tax ID No. 48-1106973

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER                  4,385,750  (See Item 4)

         6.       SHARED VOTING POWER                0

         7.       SOLE DISPOSITIVE POWER             4,385,750  (See Item 4)

         8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,385,750
         (See Item 4)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.1%

12.      TYPE OF PERSON REPORTING: IA


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CUSIP No. 005125109                 13G

1.       NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
         Person)

         Waddell & Reed, Inc.  Tax ID No. 43-1235675

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER                  4,385,750  (See Item 4)

         6.       SHARED VOTING POWER                0

         7.       SOLE DISPOSITIVE POWER             4,385,750  (See Item 4)

         8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,385,750
         (See Item 4)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.1%

12.      TYPE OF PERSON REPORTING:  BD


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CUSIP No. 005125109                 13G

1.       NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
         Person)

         Waddell & Reed Financial Services, Inc.  Tax ID No. 43-1414157

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER                  4,385,750  (See Item 4)

         6.       SHARED VOTING POWER                0

         7.       SOLE DISPOSITIVE POWER             4,385,750  (See Item 4)

         8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,385,750
         (See Item 4)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.1%

12.      TYPE OF PERSON REPORTING: HC


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CUSIP No. 005125109                 13G

1.       NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
         Person)

         Waddell & Reed Financial, Inc.  Tax ID No. 51-0261715

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER                  4,385,750  (See Item 4)

         6.       SHARED VOTING POWER                0

         7.       SOLE DISPOSITIVE POWER             4,385,750  (See Item 4)

         8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,385,750
         (See Item 4)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.1%

12.      TYPE OF PERSON REPORTING:  HC


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ITEM 1(a):        NAME OF ISSUER:  Acxiom Corporation

ITEM 1(b):        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1 Information Way
                  P.O. Box 8180
                  Little Rock, AR 72203

ITEM 2(a):        NAME OF PERSON FILING:

                  (i)      Waddell & Reed Financial, Inc.
                  (ii)     Waddell & Reed Financial Services, Inc.
                  (iii)    Waddell & Reed, Inc.
                  (iv)     Waddell & Reed Investment Management Company

ITEM 2(b):        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  (i)-(iv):    6300 Lamar Avenue
                               P.O. Box 29217
                               Shawnee Mission, KS 66201-9217

ITEM 2(c):        CITIZENSHIP:

                  (i), (iii): Delaware
                  (ii):  Missouri
                  (iv):  Kansas

ITEM 2(d):        TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e):        CUSIP NUMBER:  005125109

ITEM 3:           The reporting person is:

                  (i) Waddell & Reed Financial, Inc., a parent holding company in accordance with Reg.
                           240.13d-1(b)(1)(ii)(G);
                  (ii) Waddell & Reed Financial Services, Inc., a parent holding company in accordance with Reg.
                           240.13d-1(b)(1)(ii)(G);
                  (iii) Waddell & Reed, Inc., a broker-dealer in accordance with Reg. 240.13d-1(b)(1)(ii)(A); and
                  (iv) Waddell & Reed Investment Management Company, an investment advisor in accordance with Reg.
                           240.13d-1(b)(1)(ii)(E).

ITEM 4:           OWNERSHIP


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        The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Waddell & Reed Investment Management Company
("WRIMCO"), an investment advisory subsidiary of Waddell & Reed, Inc. ("WRI").
WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial
Services, Inc., a parent holding company ("WRFSI"). In turn, WRFSI is a subsidiary of Waddell & Reed Financial, Inc., a publicly traded company ("WDR").
The investment advisory contracts grant WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, WRIMCO may be deemed be to the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act").

        WRIMCO, WRI, WRFSI and WDR are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act. Indirect "beneficial ownership" is attributed to the respective parent companies solely because of the parent companys' control relationship to WRIMCO.

        (a)      Amount beneficially owned:  4,385,750

        (b)      Percent of class:  5.1%

        (c)      Number of shares as to which the person has:

                 (i) Sole voting power to vote or to direct the vote:

                                  WDR:  4,385,750 (indirect)
                                  WRFSI:  4,385,750 (indirect)
                                  WRI:  4,385,750 (indirect)
                                  WRIMCO:  4,385,750 (direct)

                 (ii)     Shared power to vote or to direct the vote:
                          0

                 (iii)    Sole power to dispose or to direct the
                          disposition of:

                                  WDR:  4,385,750 (indirect)
                                  WRFSI:  4,385,750 (indirect)
                                  WRI:  4,385,750 (indirect)
                                  WRIMCO:  4,385,750 (direct)

                 (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5:           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]


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ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                The clients of WRIMCO, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities.

ITEM 7:         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                HOLDING COMPANY:

                See Attached Exhibit 2.

ITEM 8:         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable.

ITEM 9:         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.


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ITEM 10:          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 28, 2000


Waddell & Reed Financial, Inc.      Waddell & Reed Financial Services, Inc.

By: /s/ Daniel C. Schulte           By: /s/ Daniel C. Schulte

Name:  Daniel C. Schulte            Name:  Daniel C. Schulte
Title:  Senior Vice President       Title:  Senior Vice President



Waddell & Reed, Inc.                Waddell & Reed Investment Management Company

By:  /s/ Daniel C. Schulte          By:  /s/ Daniel C. Schulte

Name:  Daniel C. Schulte            Name:  Daniel C. Schulte
Title:  Senior Vice President       Title:  Senior Vice President



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                                  EXHIBIT INDEX

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Exhibit
   No.            Description
-------           ------------
    1             Joint Filing Agreement

    2             Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Holding
                  Company